Exhibit 99.1

Locafy Announces Enterprise Partnership with Method

Australian Digital Marketing Agency Achieves Growth Surge After Connecting Locafy’s Products

PERTH, Australia – September 19, 2023 – Locafy Limited (Nasdaq: LCFY, LCFYW) (“Locafy” or the “Company”), a globally recognized software-as-a-service technology company specializing in local search engine marketing, announced its enterprise-level partnership with Method (“Method”), an Australian digital marketing agency with local-scale expertise.

Founded in 2016, Method specializes in website development, SEO, social media strategy, branding, and copywriting. Method has been using Locafy’s products over several years, and has grown to enterprise partner scale through an expanded client network and significant growth to date. Through this continued partnership, Method will ramp-up its deployment of Locafy’s Entity-Based SEO product suite products to further supplement its growth and increase its market share.

“As a digital marketing specialist, we provide our clients with a comprehensive plan to improve brands’ online presences,” said Method CEO Ethan Capolingua. “Locafy’s technology completes our offering suite, providing our agency with an out-of-the-box SEO solution that we can deploy for our clients to drive fast results in online search. We look forward to expanding our partnership with Locafy as we strive to gain additional share in the local-scale online marketing segment.”

“Ethan was an early adopter of our products, so we’ve seen Method’s sales growth and expansion on our platform firsthand,” said Locafy Founder and CEO Gavin Burnett. “Method exemplifies the success that our products drive across our agency customer base, and we’re confident that Locafy’s software effectively augments agency SEO efforts to provide excellent results. Given Method’s impressive client base and partnerships established in just a few years of operation, we believe that Ethan and his team of young, driven entrepreneurs are only scratching the surface of their tremendous potential, and we anticipate continued success for them moving forward.”

Globally, Locafy has more than 125 active resellers of its SEO products with plans to steadily expand this base in the coming years, predominantly in the North American market. Recent market trials for Locafy’s Local SEO product suite have shown encouraging results, including delivering Page 1 results in under seven days for valuable search terms in competitive markets.

For more information about Locafy’s technology, including educational blogs and case studies, please view Locafy’s investor relations website at investor.locafy.com.

About Locafy

Locafy (Nasdaq: LCFY, LCFYW) is a globally recognized software-as-a-service technology company specializing in local search engine marketing. Founded in 2009, Locafy’s mission is to revolutionize the US$700 billion SEO sector. We help businesses and brands increase search engine relevance and prominence in a specific proximity using a fast, easy, and automated approach. For more information, please visit www.locafy.com.

About Method

Founded in 2016 and based in Perth, Australia, Method is a digital agency that specializes in web design, SEO, SEA, social media management, branding, and content creation. Method’s design and development approach creates impactful, engaging brands and immersive digital experiences. For more information, please visit https://bymethod.com.au/.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy, although not all forward-looking statements contain these words. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Contact:

Tom Colton or Chris Adusei-Poku

Gateway Investor Relations

949-574-3860

LCFY@gateway-grp.com